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SECURIT... ...SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-00975~~ 8-00975

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/1/2006** (MM/DD/YY) AND ENDING **9/30/2007** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **City Securities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

30 South Meridian Street, Suite 600
(No. and street)

Indianapolis	Indiana	46204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard C. Boyles **(317) 808 - 7105**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 Monument Circle, Suite 2000	Indianapolis	Indiana	46204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 08 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/7/08

OATH OR AFFIRMATION

I, Richard C. Boyles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of City Securities Corporation, as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President and CFO
Title

Notary Public



TERRI KAUTEN
Marion County
Notary Public
Seal
EXPIRES
02-10-2013
STATE OF INDIANA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

City Securities Corporation

(SEC I.D. No. 8-000975)

Financial Statements as of and for the Year Ended September 30, 2007, Supplemental Schedule for the Year Ended September 30, 2007, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

CITY SECURITIES CORPORATION
(SEC I.D. No. 8-000975)

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS FOR THE YEAR ENDED SEPTEMBER 30, 2007:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Shareholder Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-10
SUPPLEMENTAL INFORMATION FOR THE YEAR ENDED SEPTEMBER 30, 2007:	
Computation of Net Capital Pursuant to Rule 15c3-1	11
SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	

Deloitte.

Deloitte & Touche LLP
Suite 2000
Chase Tower
111 Monument Circle
Indianapolis, IN 46204-5108
USA

Tel: +1 317 464 8600
Fax: +1 317 464 8500
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
City Securities Corporation
Indianapolis, IN

We have audited the accompanying statement of financial condition of City Securities Corporation (the "Company") as of September 30, 2007, and the related statements of income, cash flows, and changes in shareholder equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of City Securities Corporation at September 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

November 19, 2007

CITY SECURITIES CORPORATION

(SEC I.D. No. 8-000975)

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2007

ASSETS

ASSETS:	
Cash and cash equivalents	$ 2,418,004
Cash segregated under federal regulations	50,000
Cash deposits with clearing organizations and others	250,000
Receivables:	
Commissions and fees	1,645,641
Due from parent and affiliates	7,952,082
Due from employees	321,992
Other	992,232
Securities owned:	
Trading inventory	6,621,034
Property and equipment, net	854,106
Other assets	135,725
Deferred income taxes	410,503
TOTAL	$21,651,319

LIABILITIES AND SHAREHOLDER EQUITY

LIABILITIES:	
Accrued compensation	$ 2,081,696
Accounts payable, accrued expenses, and other liabilities	3,583,803
Due to affiliate	75,062
Total liabilities	5,740,561
SHAREHOLDER EQUITY:	
Common stock, no par value	4,847,469
Retained earnings	11,063,289
Total shareholder equity	15,910,758
TOTAL	$21,651,319

See notes to financial statements.

CITY SECURITIES CORPORATION

(SEC I.D. No. 8-000975)

STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2007

REVENUES:	
Commissions	$17,994,518
Underwriting and principal transaction revenue	7,148,628
Managed account revenue	1,533,294
Insurance division revenue	3,169,375
Interest and dividends	451,455
Other revenue	59,682
Total revenues	30,356,952
EXPENSES:	
Employee compensation and benefits	19,858,682
Communications	1,003,024
Promotional costs	812,294
Data processing	115,922
Occupancy and equipment rental	902,202
Commissions and floor brokerage	768,951
Regulatory	89,157
Legal and professional	346,391
Depreciation and amortization	377,127
Other operating expenses	639,291
Total operating expenses	24,913,041
Income before income taxes	5,443,911
INCOME TAXES:	
Current	2,093,757
Deferred	(266,578)
Total income taxes	1,827,179
NET INCOME	$ 3,616,732

See notes to financial statements.

CITY SECURITIES CORPORATION

(SEC I.D. No. 8-000975)

STATEMENT OF CHANGES IN SHAREHOLDER EQUITY
YEAR ENDED SEPTEMBER 30, 2007

	Common Stock			
	Number of Shares	No Par Value	Retained Earnings	Total
BALANCE — September 30, 2006	1	$ 4,847,469	$ 7,446,557	$ 12,294,026
Net income			3,616,732	3,616,732
BALANCE — September 30, 2007	1	$ 4,847,469	$ 11,063,289	$ 15,910,758

See notes to financial statements.

CITY SECURITIES CORPORATION

(SEC I.D. No. 8-000975)

STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2007

OPERATING ACTIVITIES:	
Net income	$ 3,616,732
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	377,127
Deferred income taxes	(266,578)
Net changes in operating assets and liabilities:	
Other assets	120,340
Receivables:	
Commissions	(273,277)
Affiliates	(7,715,091)
Employees	530,597
Other	(371,086)
Securities owned	(2,413,848)
Cash deposits with clearing organizations and others	17,000
Due to affiliate	26,062
Accrued compensation	514,753
Accounts payable, accrued expenses, and other liabilities	1,375,341
Net cash used in operating activities	(4,461,928)
INVESTING ACTIVITIES	
Purchases of property and equipment	(295,404)
Net cash provided by investing activities	(295,404)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,757,332)
CASH AND CASH EQUIVALENTS — September 30, 2006	7,175,336
CASH AND CASH EQUIVALENTS — September 30, 2007	$ 2,418,004
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ 41,653
Cash paid during the year for taxes	$ 1,950,000

See notes to financial statements.

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

City Securities Corporation (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). As a securities broker-dealer, the Company is engaged in various securities trading, insurance and brokerage activities serving a diverse group of domestic corporations, institutional and individual investors.

The Company clears its securities transactions on a fully-disclosed basis through First Clearing Corporation (the clearing broker).

Use of Estimates — Preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the Company's financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents — All highly liquid investments with maturities of three months or less when purchased are classified as cash equivalents.

Cash Segregated Under Federal Regulations — Cash segregated under federal regulations represents funds segregated under rules of the SEC.

Securities Owned — Securities owned are stated at fair value. Fair value is based on published market prices or other relevant factors including dealer price quotations. Changes in unrealized gains and losses are reported as a component of revenue, and are included in principal transaction revenue.

Property and Equipment — Property and equipment are recorded at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful life or the life of the lease.

Receivable from Affiliates — Receivable from affiliates primarily includes receivables due from other subsidiaries of the Company's parent, City Financial Corporation.

Receivable from Employees — Receivable from employees includes loans made to financial advisors, typically in connection with their recruitment. These loans are forgiven based on continued employment and are amortized to compensation expense using the effective interest method over the terms of the loans, which generally range from three to five years.

Income Taxes — The Company files a consolidated income tax return with its parent, City Financial Corporation, and accounts for deferred income taxes in accordance with Financial Accounting Standards Board (FASB) Statement No. 109, *Income Taxes*. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return. Income taxes currently payable or receivable are paid to or received from the Parent. The Company determines deferred tax liabilities and assets and any provision for deferred income taxes based on the

differences between the financial statement and tax bases of assets and liabilities at year-end, using the tax rate expect to exist when the temporary difference reverses. A valuation allowance is recorded against deferred tax assets when it is more likely than not the deferred tax asset will not be fully realized.

Fair Value of Financial Instruments — The Company's financial instruments are carried at market or fair values or are carried at amounts that approximate fair value due to their short-term nature.

Revenue Recognition — Commission income and related expenses for customer securities transactions are recorded on a trade-date basis. Proprietary transactions are recorded on a trade-date basis. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Managed account revenue is recorded as revenue when earned. Profits and losses from the sale of securities on a when, as, and if issued basis are recorded on the date such securities are issued.

Insurance division revenue consists of commissions earned on the brokerage of insurance products and is recognized on the effective date of the policies.

Other securities revenue consists of various client fees, clearing service fees, and miscellaneous commissions earned. Fees and commissions are recorded as revenue when earned.

Risks and Uncertainties — Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risk in the near term could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements — In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 is an interpretation of SFAS No. 109, and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, FIN 48 requires expanded disclosure with respect to the uncertainty in income taxes. The Company is currently assessing, but has not yet determined the impact, if any, that FIN 48 will have on its financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing, but has not yet determined the impact, if any, that SFAS No. 157 will have on its financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115* ("SFAS No. 159"). SFAS No. 159 allows companies the choice to measure many financial instruments and certain other items at fair value. This gives companies the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of SFAS No. 159 will be effective for fiscal years beginning after November 15, 2007. The Company is currently assessing, but has not yet determined the impact, if any, that SFAS No. 159 will have on its financial position, results of operations and cash flows.

2. SECURITIES OWNED

At September 30, securities owned are comprised as follows:

Trading inventory:	
Corporate bonds	$ 55,512
Governments	58,759
Municipal obligations	6,363,928
Other securities	142,835
Total	$6,621,034

3. PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following at September 30:

Furniture and fixtures	$ 1,335,349
Computer equipment and software	1,544,985
Leasehold improvements	202,115
	3,082,449
Less accumulated depreciation and amortization	(2,228,343)
Total	$ 854,106

4. LEASES

The Company leases its office space under several non-cancelable operating leases. The primary lease on the corporate office expires in 2014, while leases on the various branches have expiration dates ranging until 2009. Rent expense according to the lease agreement was $969,919 for 2007. At September 30, 2007, future required minimum lease payments consisted of the following: 2008, $968,490; 2009, $919,857; 2010, $864,708; 2011, $804,252; 2012, $804,252 thereafter, $1,392,445.

The Company moved its main office during 2002. The lessor of the new facility agreed to assume responsibility for the remaining balance of the old leased facilities. In exchange for the lessor assuming the old lease obligation, payments on the new lease were increased by $2.19 per square foot (included in future lease payments noted above). A lease abandonment loss was recognized in 2002. At September 30, 2007, the liability for the abandonment loss of $508,779 is included in other liabilities in the accompanying consolidated statements of financial condition. Amortization of such amount totaled $71,828 for 2007, which served to reduce rent expense.

5. INCOME TAXES

The provision for federal and state income taxes for 2007 is comprised of the following:

Federal	$ 1,482,199
State	344,980
Total	$ 1,827,179

The effective tax rate differs from the statutory tax rate of 34% principally due to state tax expense, which is accrued at 8.5%, and which is deductible for federal income tax purposes.

The net deferred tax asset at September 30, 2007 includes gross deferred assets of $422,386 and gross deferred liabilities of $11,883. The significant components of the gross deferred tax asset are the lease abandonment liability and the difference between book and tax depreciation expense. The most significant component of the gross deferred tax liability is the deferred tax liability from accrued property taxes.

6. BENEFIT PLANS

Substantially all employees are eligible to participate in the Parent's 401(k) plan. Matching contributions to the 401(k) plan are subject to a maximum of $1,000 for each employee. Total 401(k) expense for 2007 was $107,123.

7. CONCENTRATIONS OF CREDIT RISK

The Company underwrites, purchases, sells, and makes markets in municipal bonds and certain other securities. The majority of municipal bonds underwritten and owned are from issuers located in Indiana. At September 30, 2007, the Company's exposure to credit risk associated with the ownership of municipal bonds amounted to $6,363,928, which is included in trading and investment inventory.

8. BORROWINGS

As of September 30, 2007, the Company no longer maintains short-term lines of credit with various banking institutions to conduct day-to-day business and has no uncommitted credit agreements with banks. Interest paid in during the year when the Company did have lines of credit was $41,653.

9. COMMITMENTS AND CONTINGENCIES

At September 30, 2007, the Company had contractual commitments on open underwritings to purchase municipal bonds at a future date in the amount of $1,125,000. These commitments all settled within 30 days of September 30, 2007. Settlement of these transactions is not expected to have a material effect upon the Company's consolidated financial statements.

The Company applies the provisions of the FASB's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45) which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the

customer accounts introduced by the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the balance sheet for these transactions.

The Company is the guarantor for the Parent which has three letters of credit for the benefit of the provider (Wells Fargo Foothill, Inc.) of the revolving credit facility utilized by a subsidiary company, ReCasa Financial Group, Inc. The total of the letters of credit is approximately $3,800,000.

The Company is involved in pending and threatened litigation of the character incidental to the business transacted. Management, based on the opinion of counsel, believes the conclusion of such litigation will not have a material adverse effect on the Company's consolidated financial position or results of operations.

10. RELATED PARTIES

Certain expenses, including occupancy, compensation and benefits, and other administrative costs are paid by the Company and are charged or allocated to the Parent or other subsidiaries. Amounts charged or allocated to the Parent or other subsidiaries were $740,283, which are presented within the appropriate line item on the statement of income. The Company has receivables (net of payables due to) from the Parent and other subsidiaries of $7,877,020 as of September 30, 2007.

The Company also has $321,992 of loans made to employees, typically in connection with their recruitment.

11. NET CAPITAL REQUIREMENTS AND OTHER REGULATORY MATTERS

As a registered broker-dealer with the SEC, the Company is subject to the net capital rules of SEC Rule 15c3-1. The Company computes its net capital requirement under the basic method, which provides that its minimum net capital must be equal to the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company, as defined. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as defined under the provisions, shall not exceed 15 to 1. At September 30, 2007, the Company had net capital of $5,142,639, which was $4,759,934 in excess of its required net capital. The ratio of aggregate indebtedness to net capital was 1.12 to 1 at September 30, 2007.

Under the Company's agreement with its clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At September 30, 2007, the Company was in compliance with all such requirements.

* * * * * *

CITY SECURITIES CORPORATION
(SEC I.D. No. 8-000975)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 AS OF SEPTEMBER 30, 2007

NET CAPITAL:		
Shareholders' equity		$ 15,910,758
Allowable credit — deferred income taxes		-
		15,910,758
LESS NONALLOWABLE ASSETS:		
Property and equipment, net	$ 854,106	
Insurance and other accounts receivable	741,698	
Loans and advances	321,992	
Other assets	8,750,686	
Total nonallowable assets		10,668,482
Net capital before haircuts on security positions		5,242,276
HAIRCUTS ON SECURITIES:		
Exempted securities	69,516	
Debt securities	1,431	
Other securities	21,425	
Undue concentrations	7,265	
Contractual securities commitments	-	
Total haircuts on securities		99,637
NET CAPITAL		$ 5,142,639
AGGREGATE INDEBTEDNESS:		
Payable to customers		
Payable to brokers, dealers, and clearing organizations		
Accrued commission		$ 2,081,696
Accounts payable, accrued expenses, and other liabilities		3,658,865
Total aggregate indebtedness		$ 5,740,561
Computation of basic net capital requirement minimum net capital required (based on 6 2/3% of aggregate indebtedness)		$ 382,704
Excess net capital		$ 4,759,935
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 4,568,582
Ratio: aggregate indebtedness to net capital		1.12 to 1

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's September 30, 2007, unaudited FOCUS Part IIa Report.

Deloitte.

Deloitte & Touche LLP
Suite 2000
Chase Tower
111 Monument Circle
Indianapolis, IN 46204-5108
USA

Tel: +1 317 464 8600
Fax: +1 317 464 8500
www.deloitte.com

November 19, 2007

City Securities Corporation
30 South Meridian Street
Indianapolis, IN

In planning and performing our audit of the financial statements of City Securities Corporation (the "Company") as of and for the year ended September 30, 2007 (on which we issued our report dated November 19, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END